September 22, 2006

Room 4561

Mr. Fred C. Young
Director and Chief Executive Officer
Black Box Corporation
1000 Park Drive
Lawrence, PA 15055

>   **Re: Black Box Corporation**
>   **Form 10-K for Fiscal Year Ended March 31, 2005**
>   **Filed June 14, 2005**
>   **File No. 0-18706**

Dear Mr. Young:

We have completed our review of your Form 10-K for the year ended March 31, 2005
and have no further comments at this time.

>   Very truly yours,

>   Brad Skinner
>   Accounting Branch Chief